Contact

www.linkedin.com/in/carrie-
wallace-b3ba86 (LinkedIn)

Top Skills

Tourism

Leisure

Marketing Strategy

Languages

Spanish (Full Professional)

French (Full Professional)

Carrie Wallace

Founder & President at Cerulean World Travel, Founder & President
at FamGuru

Greater Chicago Area

Summary

Helping you and your family plan amazing travels around the world,
in style and stress-free. Because life is too short for mediocre
vacations.

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Experience

FamGuru
President & Founder
April 2021 - Present (2 years 8 months)
Chicago, Illinois, United States

Cerulean World Travel
President and Founder
July 2016 - Present (7 years 5 months)
Chicago, Illinois

Created a dynamic travel company focused on the needs of luxury and
experiential traveler who are entrepreneurs, business leaders, investors,
financial professionals or legal professionals. Interviewed, acquired and
developed an inspiring group of clients who travel multiple times each
year. Designed unique itineraries, executed arrangements flawlessly, and
consistently over-delivered on clients' expectations.

Recruited, developed and inspired a talented team of like-minded travel
advisors to help grow Cerulean's client base and provide the highest level
of support before during and after their travels. Curated trusted local
partnerships around the world to add value to clients' travels and ensure the
quality of their experiences. Streamlined company operational processes
with the goal of improving travel planning efficiency and increasing time spent
working with clients themselves.

MoonRings Inc.
Owner
2000 - July 2016 (16 years)

Co-founded an innovative company focusing on honeymoon and special occasion travel. Built the brand into a nationally-recognized authority in its niche. Designed and delivered more than 1000 specialty itineraries for highly satisfied clients.

Education

Rensselaer Polytechnic Institute
B.S., Physics

Northwestern University
MBA, Business